Exhibit 99.1
May 23, 2018

China Yuchai International (CYI)
16 Raffles Quay #26-00, Hong Leong Building
Singapore 048581

Re: Shah Capital Proposals to be Discussed at the Upcoming June 2018
CYI AGM

Distinguished Directors of CYI:

Shah Capital being the third largest shareholder with 8% of the outstanding shares of CYI, and our ownership dating back to 2006 does demonstrate our unwavering support even with its tremendous share price underperformance compare to its peers since 2004 (for example, two of our primary competitors Weichai Power and Cummins have appreciated 1260% and 1370% respectively compared to CYIs only 66% - chart).


Source: Reuters [Period 3/16/2004-5/23/2018] Total Return

We respectfully request the CYI board discuss the following proposals at the upcoming AGM as profound changes are required, and the board with its fiduciary obligation to its minority shareholders, should strongly consider and address the following;

1) CI should properly allocate all future free cash flow compared to its past strategy of bolstering bank cash balance only. Our suggestion would be 60% directed towards annual dividend and opportunistic stock buy-backs, and 40% be used in enhancing shareholder value through strategic and rational M&A (especially in supply chain of the trucking industry).

2) With its strong balance sheet and abundant cash on hand, CYI should establish a financial leasing company either by itself or in partnership with a leading Chinese financial entity, which will drive higher profitability for the listed entity.

3) Dual listing in Hong Kong or Shenzhen/Shanghai, CYI BOD could take advantage of higher valuations assigned to dominant and profitable businesses in the mainland including better investor familiarity of the Yuchai brand, which may deliver a substantial increase in its share price.

4) CYI BOD should retain an investment advisory firm immediately with the clear goal to have CYI included in passive indices including MSCI China and FTSE Russell to leverage the ongoing trend towards passive investing/indexation.

5) CYI should consider adding/changing current BOD and top management to bring new innovative ideas, speed, and determination to maintain its top tier position going forward in light of seismic changes taking place in the industry globally. The neutral to negative perception in the investment community of CYI today may change as well with the infusion of new talent.

6) To take full advantage of tremendous local and provincial incentives available, CYI (with its top tier position) should invest selectively and carefully into NEV space either with an established player
(over 100 to choose from), or on its own very soon, positioning the company strategically ahead for the future.

Implementation of these sugguestions could drive the CYI share price over USD$30 simply based on a comparable P/E ratio as Weichai Power.

Shah Capital insists and hopes CYI BOD gives serious consideration to our aforementioned proposals and allocates necessary time to discuss at the AGM for the benefit of all its minority shareholders.

Best Regards,


/s/Himanshu H. Shah
Himanshu H. Shah








Himanshu H. Shah
Managing Partner and Chief Investment Officer
                 SHAH CAPITAL OPPORTUNITY FUND LP